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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 18)

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                         WALLACE COMPUTER SERVICES, INC.
                            (Name of Subject Company)

                            MOORE CORPORATION LIMITED
                                       AND

                                   FRDK, INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS

                         (Title of Class of Securities)

                                    932270101

                      (CUSIP Number of Class of Securities)

                              JOSEPH M. DUANE, ESQ.
                                   FRDK, INC.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1G5
                                 (416) 364-2600
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

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                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                               DAVID M. WILF, ESQ.
                           DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100

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                  FRDK, Inc. and Moore Corporation Limited hereby amend and
supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16 and 17 with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment No. 17. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                  ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
                          OF THE BIDDER.

                           (a)-(g) On November 13, 1995, Moore and the Purchaser
                  filed with the Securities and Exchange Commission definitive proxy materials (the "Definitive Proxy Materials") relating to Moore and the Purchaser's intent to solicit proxies to elect the Nominees and to approve the Stockholder Proposals at the next Annual Meeting of Stockholders of the Company. The Definitive Proxy Materials are attached as an exhibit hereto and incorporated herein by reference.

                  ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(27) Definitive Proxy Materials filed by Moore and the Purchaser with the Securities and Exchange Commission on November 13, 1995.

                  (a)(28)  Press Release, dated November 13, 1995.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1995

                                                  FRDK, Inc.

                                                  By:    /s/ Joseph M. Duane
                                                      -------------------------
                                                  Name:     Joseph M. Duane
                                                  Title:    President

                                                  MOORE CORPORATION LIMITED

                                                  By:     /s/ Joseph M. Duane
                                                      -------------------------
                                                  Name:     Joseph M. Duane
                                                  Title:    Vice President and
                                                               General Counsel


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                                  EXHIBIT INDEX

                  (a)(27) Definitive Proxy Materials filed by Moore and the Purchaser with the Securities and Exchange Commission on November 13, 1995.

                  (a)(28)  Press Release, dated November 13, 1995.